NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 14, 2011, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 3, 2011, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between First Trust Strategic High Income Fund III and First Trust Strategic High Income Fund II became effective before the opening on October 3, 2011. Each share of Common Shares of Beneficial Interest of First Trust Strategic High Income Fund III was exchanged for an equivalent dollar amount of a full Common Share of Beneficial Interest of First Trust Strategic High Income Fund II. The number of shares was depended on the relative net asset values of the shares of both funds on the effective date of the reorganization. This Ratio, post merger, is also reflecting the 1 for 3 Reverse Split for First Trust Strategic High Income Fund II which became effective before the opening on October 3, 2011. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 3, 2011.